SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 3 )

                               AVESIS INCORPORATED
                               -------------------
                                (Name of issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    053650107
                                    ---------
                                 (CUSIP Number)

                    Gerald L. Cohen, Greenley Capital Company
              654 Madison Avenue, New York, NY 10021 (212) 888-3800

                                 with copies to:

               Joel H. Alperstein, Treasurer, Avesis Incorporated
                 3724 N. Third St., Suite 300, Phoenix, AZ 85012
                                 (602) 241-3400
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications)

                                 August 28, 1998
                                 ---------------
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                        (Continued on following page(s))

                                Page 1 of 5 Pages

CUSIP No. 053650107                                       Page 2 of 5 Pages
          ---------

--------------------------------------------------------------------------------
1                        NAME OF REPORTING PERSONS  SS. OR I.R.S. IDENTIFICATION
                         NOS. OF ABOVE PERSON
                              Gerald L. Cohen
--------------------------------------------------------------------------------
2                        CHECK THE APPROPRIATE  BOX IF A  MEMBER OF A GROUP (See
                         Instructions)
                                                                       (a) [ x ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3                        SEC USE ONLY

--------------------------------------------------------------------------------
4                        SOURCE OF FUNDS (See Instructions)
                              PF
--------------------------------------------------------------------------------
5                        CHECK  BOX  IF  DISCLOSURE  OF  LEGAL   PROCEEDINGS  IS
                         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [   ]
--------------------------------------------------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    Number of                 476,099
     Shares      ---------------------------------------------------------------
  Beneficially      8    SHARED VOTING POWER
    Owned by
      Each       ---------------------------------------------------------------
    Reporting       9    SOLE DISPOSITIVE POWER
     Person                   476,099
      With       ---------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY  OWNED BY EACH  REPORTING
                         PERSON
                              476,099
--------------------------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
                         CERTAIN SHARES (See Instructions)
                                                                           [   ]
--------------------------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              6.2%
--------------------------------------------------------------------------------
14                       TYPE OF REPORTING PERSON
                              IN
--------------------------------------------------------------------------------

Item 1.       Security and Issuer.

              This Statement relates to Common Stock of Avesis Incorporated (the "Issuer"). The principal executive offices of the Issuer are located at 3724 North Third Street, Suite 300, Phoenix, Arizona 85012.

Item 2.       Identity and Background.

              This statement is being filed by:

              (a)    Gerald L. Cohen

              (b) Filing person's address: Greenley Capital Company 654 Madison Avenue, New York, NY 10021

              (c) Mr. Cohen is the managing director of Greenley Capital Company, a limited partnership, which is a New York based investment banking firm. Mr. Cohen has served on the Board of Directors of the Issuer since March 1985.

              (d) During the last five years, the filing person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the last five years, the filing person has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)    Mr. Cohen is a citizen of the United States.

Item 3.       Source and Amount of Funds or Other Consideration.

              On August 28, 1998, Mr. Cohen exercised stock purchase options for 100,000 shares of the Issuer's Common Stock, at an exercise price of $0.26 per option. The total funds expended, $26,000, were personal funds of Mr. Cohen.


                                Page 3 of 5 Pages

Item 4.       Purpose of Transaction.

              All of the Issuer's shares held by Mr. Cohen are held for investment purposes only. Except as described above and that Mr. Cohen is a Director of the Issuer, he has no present plan or proposal that relates to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, although he may from time to time in the future acquire or sell shares of Common Stock or securities convertible into Common Stock. At present, Mr. Cohen contemplates that such additional shares, if any, would also be purchased for investment purposes only.

Item 5.       Interest In Securities of the Issuer.

              (a) The aggregate number and percentage of Issuer Common Stock beneficially owned by Mr. Cohen is 476,099 and 6.2%, respectively.

              (b) See Items 7 through  10 on the  Cover  Pages of this  Schedule
13D.

              (c) Mr. Cohen effected the following transaction since 60 days prior to the date of the event which requires filing of this statement:

              (i) On August 28, 1998, Mr. Cohen exercised stock purchase options for 100,000 shares of the Issuer's Common Stock, at an exercise price of $0.26 per option.

              (d) Not applicable.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              Not applicable.

Item 7.       Material to be Filed as Exhibits.

              None


                                Page 4 of 5 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              September 17, 1998


                                                      /s/ Gerald L. Cohen
                                                      --------------------------
                                                      Gerald L. Cohen

                                Page 5 of 5 Pages